UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 12)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On July 29, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission:

Document Number	Description
1.	Twelfth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited;
2.	Notice under Sections 650F Of The Corporations Act (Freeing The Offer From Defeating Conditions); and
3.	Notice Under Sections 650D Of The Corporations Act (Increase In Consideration).

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

PLACER DOME ASIA PACIFIC LIMITED

TWELFTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002 and 25 July 2002 ("**Previous Supplementary Bidder's Statements**"). This Twelfth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Placer Dome Inc.

A copy of a press release by Placer Dome Inc. in relation to the variation of the Offer to increase the consideration and declare the Offer free of conditions is attached as Annexure A.

This press release will be sent to all AurionGold shareholders.

Letter to AurionGold shareholders from Jay Taylor

A copy of a letter from Jay Taylor (CEO of Placer Dome Inc.) to all AurionGold shareholders is attached as Annexure B.

A copy of this letter will be sent to all AurionGold shareholders.

Dated: 29 July 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 29 July 2002.

Peter Tomsett
Director

12_sbs.doc

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 29 July 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A -
PLACER DOME PRESS RELEASE DATED 28 JULY 2002 VANCOUVER, 29 JULY 2002 BRISBANE

story PDG

PLACER DOME ANNOUNCES INCREASED, FINAL AND UNCONDITIONAL OFFER FOR AURIONGOLD

Vancouver, Canada, July 28, 2002; Brisbane, Australia, July 29, 2002: Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, is increasing its offer for AurionGold Limited ("AurionGold") (the "Offer") by adding a cash payment of 35 Australian cents per AurionGold share to its original Offer of 17.5 Placer Dome shares per 100 AurionGold shares. The revised Offer consideration is final and will not be increased and will today be declared free of all conditions.

The revised Offer values AurionGold at A$2.97 per share based on Placer Dome's closing share price on 26 July 2002 on the Toronto Stock Exchange ("TSX") and the Reserve Bank of Australia ("RBA") exchange rate on 26 July 2002.* The cash consideration to be paid under the Offer will be funded from existing Placer Dome cash reserves.

Commenting on the announcement, Jay Taylor, President and Chief Executive Officer of Placer Dome, said:

PDG

"Throughout the Offer there has been unusually high volatility in gold equity markets and equity markets generally. All of the gold producers have been affected by this volatility. Placer Dome's hedging policy and significant resources and reserves offer AurionGold shareholders increased leverage to future gold price uplift.

"Placer Dome has listened to the issues raised by the market and has provided additional certainty to the Offer by adding a cash component and making the Offer consideration final and the Offer unconditional. The scrip ratio provides a permanent premium for AurionGold shareholders who will own approximately 20% of the enlarged group, compared to the approximately 15% interest implied by AurionGold's market capitalisation immediately prior to the Offer announcement. The addition of 35 cents cash per AurionGold share makes the Offer even more attractive.

"No other bidder has emerged to make an offer for AurionGold. The Offer is the only offer for all of AurionGold's shares. We urge AurionGold shareholders to accept the Offer and participate in the value creation expected from this logical and compelling combination.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

"Placer Dome's record June quarter and half year result announced last week is further confirmation of Placer Dome's status as a leading global gold company. Our Offer provides AurionGold shareholders the opportunity to benefit from our impressive track record and to participate in our future success."

The Offer will be free of conditions

The Offer will today be declared free of all conditions including the 50.1% minimum acceptance condition. Placer Dome has received all necessary governmental and regulatory approvals, including Foreign Investment Review Board, all Canadian regulatory approvals and ASX listing approval.

Although the 50.1% minimum acceptance condition has been waived, Placer Dome's clear objective remains to acquire 100% of AurionGold's shares.

Accelerated payment terms

Payment terms under the Offer have been accelerated so that the consideration to which accepting shareholders are entitled will be dispatched within 5 business days after the date the Offer is validly accepted. The consideration for AurionGold shareholders who have already accepted the Offer will be dispatched on or before 2 August 2002.**

Harmony endorses the Offer

Placer Dome has revised the terms of its pre-acceptance agreement with Harmony Gold Mining Company Limited ("Harmony"). Harmony has agreed to accept the revised Offer for all of its 9.8% interest in AurionGold within 2 business days of this announcement. A copy of a press release from Harmony is included as Attachment A.

Attractive Offer

Placer Dome believes that the Offer is an attractive one for a number of reasons including the following:

- **Attractive Premium**
    - The revised Offer values AurionGold at A$2.97 per share based on Placer Dome's closing share price on the TSX and the RBA exchange rate on 26 July 2002 and is at a premium to the AurionGold share price of A$2.82 at 10:30 AM (AEST) today;
    - The revised Offer represents a 51% premium to AurionGold's volume weighted average share price ("VWAP") over the period from the completion of the AurionGold merger (on 1 January 2002) to 24 May 2002, based on Placer Dome's VWAP on the TSX over the same period;
    - If AurionGold's share price had tracked the FT All Gold Mines Index since the announcement of the Offer the AurionGold share price would now be below A$2.40. The revised Offer represents a substantial premium to that potential price;
    - Consistent with other global gold producers, AurionGold's peers in the Australian gold sector, Newcrest Mining Ltd ("Newcrest") and Lihir Gold Limited ("Lihir") have suffered substantial share price falls since the announcement of the Offer. As at 10:30 AM (AEST) today, Newcrest had fallen 32% and Lihir had fallen 36% from their share price highs since the

Offer was announced. But for the Offer it is likely that AurionGold would have experienced similar decline;
   - Since announcement of the Offer AurionGold's share price has traded at an average premium of A$0.30 to the implied value of the Offer. The increase in the Offer of A$0.35 significantly exceeds this premium.

- **Cash consideration** - The Offer incorporates a significant cash component of 35 Australian cents per AurionGold share.

- **Certainty** - The Offer is open, free from conditions, has a significant cash component and is capable of immediate acceptance.

- **Accelerated payment** - Under the Offer, payment will be dispatched within 5 business days after the date the Offer is validly accepted, with the first payments dispatched on or before 2 August 2002.**

- **Fairly valued** - AurionGold has not provided an Independent Expert's Report or valuation of AurionGold to suggest that the Offer is anything other than fair and reasonable. The last public valuation of AurionGold was by Grant Samuel at the time of the merger between Goldfields and Delta, which valued AurionGold at A$1.95-A$2.46 per share (using a gold price range of A$559 – A$578 per ounce. The current gold price is A$566 per ounce).

- **No evidence of a third party bidder** – Since the announcement of the Placer Dome Offer, AurionGold has not provided any evidence that a third party will make an alternative offer for AurionGold. The Offer remains the only offer for all of AurionGold's shares.

The combination of Placer Dome and AurionGold is expected to create long term value for shareholders based on a range of operational, financial and synergistic benefits. These benefits are expected to create a positive growth outlook for Placer Dome which is expected to enhance the appeal of Placer Dome to global investors.

Rationale for the revised Offer

Placer Dome's decision to increase the Offer comes after a careful review of the Offer in the light of information published in AurionGold's updated reserve and resource statement, AurionGold Target's Statement and AurionGold's supplementary Target's Statements, including the June 2002 Quarterly Report. This information was disclosed following the announcement of the Offer. Placer Dome considers that the revised Offer is fully supported by the underlying value of AurionGold's assets and the synergies which will be realisable from a combination of the management and assets of Placer Dome and AurionGold.

Placer Dome has recognised additional value, including:

- **Additional cost savings from the Delta/Goldfields merger** – AurionGold has identified the potential for additional annual cost savings of A$8 million from the company's Kalgoorlie operations.

- **Improved financial position** – AurionGold announced an improved mark to market position of its hedge book as at 30 June 2002 and an improved net debt position as at 31 May 2002.

- **Exploration results** – AurionGold has recently announced encouraging exploration results at the Kanowna Belle mine in Kalgoorlie, Western Australia.

Placer Dome management believes that the transaction will remain accretive for Placer Dome on a cash flow per share and net asset value per share basis under the revised offer terms.

Broker handling fees

Placer Dome has also announced that it will pay broker handling fees in connection with the Offer. Placer Dome will pay handling fees on acceptances at the rate of 1.5% subject to maximum aggregate shareholdings of 100,000 shares.*** The fee is payable to any participating organisation of the ASX whose stamp appears on the Acceptance Form or who, in respect of a CHESS holding, provides evidence satisfactory to Placer Dome that it is the Controlling Participant who initiated the acceptance. Placer Dome reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Placer Dome reasonably believes that a party has structured holdings to take advantage of the handling fee.

Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Australian Corporations Act).

In accordance with applicable US securities laws, in order to be able to accept the broker handling fee, a broker must agree in writing prior to the termination of the Offer that, for a period of 40 days after the date of payment under the Offer, all offers and sales by it of Placer Dome shares issued in connection with the Offer shall be made only:

(i) to persons outside the United States that are not US persons in accordance with Rule 903 or 904 of Regulation S under the US Securities Act of 1933; or

(ii) pursuant to an available exemption from the registration requirements of the 1933 Act.

A copy of the form of letter agreement may be obtained from Richard Phillips of Macquarie Bank Limited on (61 3) 9635 8360.

AurionGold dividend

There has been considerable speculation in the market that AurionGold may be considering the payment of a fully franked dividend to its shareholders. As the revised offer has been declared final, if a dividend is paid by AurionGold, the consideration payable under the Offer would be reduced by the amount of that dividend. The decision to pay a dividend to AurionGold shareholders is entirely the prerogative of the AurionGold Board.

Offer status

The Offer is open and capable of immediate acceptance. It is scheduled to close at 7:00pm (AEST) on 7 August 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.

-end-

**The implied value of the Offer will vary with the market price of Placer Dome shares and foreign exchange rates. Please note that on 19 July 2002 all non-US companies, including Placer Dome, were removed from the S&P 500 Index.*

***Except for certain foreign shareholders who are entitled to receive the cash proceeds of sale of the shares to which they would have been entitled but for clause 2.2 of the Offer (see page 169 Bidder's Statement and the third Supplementary Bidder's Statement, clause 1). Such shareholders will receive their consideration in accordance with the original timetable set out in clause 5.1 of the Offer.*

****Calculated on the basis that the implied value of the Offer is A$3.00 per AurionGold share.*

INVESTOR CONFERENCE CALLS

There will be an Investor conference call on Monday, July 29 at 2:00 PM AEST (Monday, July 29 at 12:00 AM EDT; Sunday, July 28 at 9:00 PM PDT)

To participate in the conference call:

In Australia: 1 800 063 868

International: + 61 3 8664 1517

Placer Dome's investor conference calls will be simultaneously webcast over the Internet through Placer Dome's website, www.placerdome.com. To listen to the webcast, please log on to the website prior to the scheduled call time to register and download any necessary audio software.

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

On the Internet: www.placerdome.com

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Attachment A

PRESS RELEASE

HARMONY

Johannesburg, South Africa, 29 July 2002: Harmony Gold Mining Company Limited ("Harmony") is pleased to announce that it has agreed to accept Placer Dome's increased, final and unconditional offer for all of its 43,350,992 shares (9.8% interest) in AurionGold.

Bernard Swanepoel, Chief Executive of Harmony, said: "The Placer Dome offer is logical and adds value for AurionGold shareholders. In our view, the terms of Placer Dome's offer are attractive and represent fair value for AurionGold. We believe that the revised offer is substantially above the price at which AurionGold would trade in the absence of the offer or if the Placer offer did not proceed. We look forward to becoming a Placer Dome shareholder and expect its price to reflect the benefits of the acquisition of AurionGold."

Ends

For immediate release
Monday
29 July 2002
For further details contact:

Bernard Swanepoel on +27(0)83-303-9922
or
Ferdi Dippenaar on +27(0)82-807-3684
or
Ted Grobicki on +27(0)83-375-4345

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Mobile +27(0)83-380-6614

e-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

ANNEXURE B -
LETTER FROM JAY TAYLOR, CEO PLACER DOME INC.

29 July 2002

Dear AurionGold Shareholder,

I am pleased to enclose details of an increased offer (the "Offer") by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc ("Placer Dome") for all your shares in AurionGold Limited ("AurionGold"). The increased offer was announced on 29 July 2002.

Placer Dome has increased the Offer for AurionGold by adding a cash payment of 35 cents per AurionGold share to the original Offer of 17.5 Placer Dome shares per 100 AurionGold shares. The revised Offer consideration is final and will not be increased. The revised Offer has also been declared free of all conditions.

The implied value of the Offer at announcement was $2.97 based on the closing share price of Placer Dome on the Toronto Stock Exchange and the Reserve Bank of Australia 4pm exchange rate on 26 July 2002.

Placer Dome has also accelerated payment terms under the Offer so that the consideration to which accepting shareholders are entitled, will be dispatched within 5 business days after the date the Offer is validly accepted.*

Enclosed with this letter are:

- Placer Dome's Announcement of the revised Offer (contained in the 12th Supplementary Bidder's Statement); and
- The Notice of Variation of the Offer.

The Offer is open and capable of immediate acceptance. It is scheduled to close at 7:00pm (AEST) on Wednesday, 7 August 2002.

To accept the Offer you should follow the instructions on the Acceptance Form, forwarded to you with the Bidder's Statement on 11 June 2002. If you have misplaced your acceptance form or if you have any questions about how to accept the Offer, please call the Placer Dome Shareholder Information Line on 1800 222 212.

We urge you to accept this attractive and final offer and look forward to welcoming you as a Placer Dome shareholder.

Yours sincerely,

Jay Taylor
Chief Executive Office, Placer Dome Inc.

**Placer Dome cannot provide accelerated payment terms for certain foreign shareholders who are entitled to receive the cash proceeds of sale of the shares to which they would have been entitled but for clause 2.2 of the Offer (see page 169 Bidder's Statement and the third Supplementary Bidder's Statement, clause 1). Such shareholders will receive their consideration in accordance with the original timetable set out in clause 5.1 of the Offer.*

Document 2

NOTICE UNDER SECTIONS 650F OF THE CORPORATIONS ACT FREEING THE OFFER FROM DEFEATING CONDITIONS

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Stock Exchange Limited

Freeing the Offer from defeating conditions

In accordance with section 650F of the Corporations Act 2001, Placer Dome Asia Pacific Limited ("**Bidder**") hereby gives notice that it frees its Offers from all defeating conditions contained in clause 6 of Appendix 1 of the Bidder's Statement.

As at 28 July 2002, the Bidder's voting power in AurionGold was 9.99%.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 29 July 2002

SIGNED by **PETER TOMSETT** of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 29 July 2002.

Peter Tomsett
Director

Document 3

NOTICE UNDER
SECTIONS 650D OF THE CORPORATIONS ACT
INCREASE IN CONSIDERATION

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

Increase in consideration

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it increases the consideration payable to accepting AurionGold shareholders under the Offers by offering an additional cash sum of **A$0.35 per AurionGold ordinary share.**

This cash payment for accepting shareholders is in addition to the original offer of 17.5 Placer Dome shares per 100 AurionGold ordinary shares.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 29 July 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 29 July 2002.

Peter Tomsett
Director

John Loney
Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 29 July 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/J. Donald Rose

Name: J. Donald Rose

Title: Executive Vice President, Secretary & General Counsel.

July 30, 2002